O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MNEIDELL@OLSHANLAW.COM
DIRECT DIAL:  212.451.2230

October 1, 2012

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cracker Barrel Old Country Store, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on September 20, 2012 by Biglari Holdings Inc. (“Biglari”)
File No. 001-25225

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated September 26, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Biglari and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

General

1.
Remove all references to staff comments and reviews from your disclosure.  These references inappropriately suggest that the staff has taken a position with respect to the merits of this or prior contests.

Biglari has revised the Proxy Statement to remove all references to Staff comments and reviews.  See page 10.

2.
Pursuant to Rule 14a-9 under Regulation 14A, you are required to have a reasonable and factual basis for your beliefs, and such beliefs must be clearly characterized as such with the support self-evident, disclosed in proxy materials or provided to the staff as supplemental information.  For example, the following underlined statements should clearly be stated as an opinion or belief and be accompanied by corresponding support.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 1, 2012

•	certain directors of the company showed “lackluster performance” (page 5)

•	“it is simply irrational to deny an 18% shareholder two Board seats” (page 6)

•	the company “displayed how we have added value by ultimately adopting our ideas” (page 10)

•	“we urge shareholders to dismiss the Board’s fruitless, misleading claims” (page 11)

In future filings, please also ensure that you observe Rule 14a-9 in press releases or other soliciting materials.

Biglari has revised the Proxy Statement in response to this comment.  See pages 5, 6, 10 and 11.  Biglari advises the Staff that in future soliciting materials, it will set forth assertions or expressions of opinion or belief as such.

Letter to Shareholders

3.
Please revise your statements that it is “imperative” that shareholders disregard the company proxy and that they “must be very careful” not to sign it.  These statements suggest that shareholders have no choice in casting their vote.

Biglari has revised the Proxy Statement in response to this comment.  See page 2.

Background of the Solicitation, page 5

4.
We note your statement that you are not “seeking control of Cracker Barrel.”  Your proxy statement indicates that you seek the power to cause the direction of the management and policies of Cracker Barrel within the meaning of Rule 12b-2.  Accordingly, please clarify your disclosure in this regard.

Biglari has revised the Proxy Statement in response to this comment to clarify its disclosure in this regard.  See page 5.

October 1, 2012

5.
You state in the second bullet point that you pledged not to sell a single share of Cracker Barrel.  Consistent with your prior disclosure, please revise this statement to clarify that you have pledged not to sell a single share of Cracker Barrel without providing public notice at least two weeks in advance of the sale.

Biglari has revised the Proxy Statement in response to this comment.  See page 5.

6.
In the last bullet point on page 7, you state that the company “failed” to provide you with a NOBO list.  Please confirm how you determined that the company has such a list in its possession.  See Rule 14a-7(a)(2)(ii)(B).

Biglari has revised the Proxy Statement in response to this comment.  See page 7.

Reasons for 2 Board Seats out of 10, page 8

7.
We note your statement that “the Company’s stock outperformed its underlying business” and that “this divergence cannot continue.”  Please disclose how you determined that this divergence was attributable to an over-pricing of the stock, rather than realistic investor expectations of increased profit.  Please also characterize this as your opinion.

Biglari believes that, over time, a company’s stock price and its business value will converge at approximately the same place. Biglari simply observed in the Proxy Statement that in 2012 Cracker Barrel’s stock price dramatically outperformed its operating income gains; that is, Cracker Barrel’s stock price increased by over 40% whereas per-share operating income increased by only 9.5%. In Biglari’s view, it would be mathematically unattainable for a company’s stock to outperform its underlying business continuously. Biglari did not opine in the Proxy Statement that this divergence was attributable to an over-pricing of Cracker Barrel’s stock.

Time Allows for the Facts to Emerge…, page 9

8.
We note your statement that “the market would value the increase in profit at over $1 billion based on the Company’s current earnings multiple.”  The inclusion of asset valuations in proxy materials is only appropriate and consistent with Rule 14a-9 when made in good faith and on a reasonable basis.  Please advise, with a view toward disclosure, how you determined that the market would value the increase in profit at over $1 billion.  In addition, please advise what consideration you gave to providing disclosure which facilitates an understanding of the basis for and the limitations on the projected realizable values, including your consideration of how cost increases, industry traffic, and competition might impact profitability.  Refer to SEC Release No. 34-16833 (May 23, 1980).  Please also disclose how you arrived at the belief that the current earnings multiple is the appropriate measure, given that the current multiple might already take into account the potential for increased profitability.

As disclosed in the Proxy Statement, in fiscal 1998 Cracker Barrel achieved an operating income of $164.9 million with 357 stores, or $462,000 of operating income per store. For fiscal 2012 (excluding the impact of the 53rd week), Cracker Barrel produced operating income of $181.3 million with 616 stores, or $294,000 of operating income per store.  Had Cracker Barrel achieved an additional $168,000 of operating income per store for fiscal 2012 (excluding the impact of the 53rd week), thereby resulting in the same level of operating income per store as in fiscal 1998, Cracker Barrel would have realized an additional $103.5 million of operating income in fiscal 2012. ($168,000 operating income per store multiplied by 616 stores equals $103.5 million.)  Biglari’s estimate of over a $1 billion increase in market capitalization stemming from an additional $103.5 million of operating income implies a nearly 10x pre-tax multiple, which, in Biglari’s view, is reasonable because Biglari believes that the market would reward Cracker Barrel for improving the productivity of its assets and thereby reappraise Cracker Barrel’s current market valuation.  Biglari believes the $168,000 difference between Cracker Barrel’s fiscal 1998 and its fiscal 2012 per-store operating income represents a productivity gap.  Biglari believes that customer traffic and operating income per unit should increase, not erode, over time.  Biglari does not believe Cracker Barrel’s current multiple reflects the increase in per-store operating income to the 1998 level. In fact, Cracker Barrel’s management has presented multi-year guidance that does not reflect ample restoration of per-store operating income to the 1998 level.

October 1, 2012

9.
You state that the board of directors asked you to nominate persons who have (1) no relevant restaurant experience and (2) no significant ownership in Cracker Barrel’s stock.  The board of directors’ offer appears to have contained neither of these restrictions.  Please advise, or revise your disclosure.  We also note that the board of directors’ offer states that the company “would” add your nominees to the board of directors, which appears inconsistent with your statement that you were not offered two board seats.

Biglari believes that the conditions of Cracker Barrel’s proposal rendered it an illusion, particularly with the verb “offer.” First, Cracker Barrel required that any nominee be unaffiliated with any competitor of Cracker Barrel.  It is clear that Cracker Barrel considers virtually any restaurant to be a competitor even a quick-service restaurant such as Steak n Shake. Cracker Barrel’s extremely broad and arbitrary definition of its competitors would eliminate from consideration active directors and officers of virtually all significant restaurant companies. Consequently, any potential nominees would lack experience relevant to Cracker Barrel’s business.  Second, Cracker Barrel required that any nominee be nonaffiliated with Biglari.  Because the only other holders of 5% or more of Cracker Barrel’s stock, BlackRock and Vanguard, are passive institutional investors which have historically not appointed directors to public portfolio companies, any nominee unaffiliated with Biglari would not represent a significant shareholder. Biglari considers a significant shareholder to possess 5% or greater ownership, as this is the threshold where the SEC requires disclosure.  Moreover, Cracker Barrel merely offered Biglari “the opportunity to nominate two independent directors to its Board,” as stated in the Company’s September 6, 2012 press release.  Cracker Barrel’s September 5, 2012 letter to Biglari also states that it was “prepared to enter into a reasonable confidentiality agreement limiting Cracker Barrel’s ability to disclose the identity of any candidates proposed by [Biglari] who are ultimately not accepted.”  (emphasis added).  Cracker Barrel’s ability to reject any nominee proposed by Biglari is based on its broad, arbitrary, and unilateral determination of who its competitors are and its subjective determination of whether its board of directors’ other qualifications would be satisfied.  Accordingly, because of Biglari’s logical deductions, it believes that Cracker Barrel’s statements demonstrate its obvious intent, that is, the purported “offer” carries the restrictions Biglari has expressed in its Proxy Statement.

October 1, 2012

10.
Your disclosure in the third paragraph on page 11 implies that the board of directors refused to meet with you, but disclosure elsewhere in your proxy statement indicates that the directors did in fact meet with you.  Please revise your disclosure, or advise.

Biglari has revised the Proxy Statement in response to this comment.  See page 11.

The Company’s Shareholder Rights Plan Proposal, page 15

11.
Please clarify in the first paragraph that the prior rights plan rejected by the shareholders contained a 10% triggering threshold, and advise how you determined that the triggering threshold in the earlier plan had no bearing on shareholders’ assessment of the plan.

Biglari has revised the Proxy Statement in response to this comment.  See page 15.  The Proxy Statement refers to the fact that Cracker Barrel’s shareholders rejected the previous iteration of Cracker Barrel’s poison pill at its 2011 annual meeting by an overwhelming margin, with over 70% of the votes cast against that proposal.  The Proxy Statement does not seek to ascribe any particular rationale to Cracker Barrel’s shareholders’ rejection of the prior poison pill at Cracker Barrel’s 2011 annual meeting.

12.
You state that the rights plan is “completely unnecessary” in light of Tennessee’s control share acquisition statute.  Please clarify why you oppose the rights plan if it is simply duplicative of the statute.  Please also address how you determined that a restriction on voting acquired shares is the equivalent of an effective restriction on the acquisition of shares.  We note that a mere restriction on voting acquired shares can nevertheless result in an increase in the acquiror’s voting percentage, given that it removes shares from the voting pool.

Biglari opposes the rights plan because, among other ideas, Biglari believes that its adoption is not supported by Cracker Barrel’s stated justifications for it and that the rights plan would have a negative impact on Cracker Barrel’s stock price.  Cracker Barrel has asserted that it adopted the rights plan in response to the perceived threat that “Biglari Holdings could accumulate a substantial, and potentially controlling, position in the Company through market purchases without paying all shareholders an appropriate premium for that control.” As described in the Proxy Statement, Tennessee law obviates the need for the plan by effectively preventing Biglari from acquiring control of Cracker Barrel.  An acquiror seeking to obtain control, patently Cracker Barrel’s purported concern, cannot do so by acquiring shares without concomitant voting rights and is therefore deterred from acquiring control of the Company. Furthermore, Tennessee’s control share statute effectively discourages potential acquirors from attempting to obtain control by removing shares from the voting pool, inasmuch as such a measure would require an exceedingly disproportionate investment on the part of the acquiror to secure an even more effective voting position.  Biglari believes that that the adoption of the rights plan will result in a negative impact on Cracker Barrel’s share price, however, by limiting demand for Cracker Barrel’s stock.  Accordingly, Biglari opposes the rights plan.

October 1, 2012

13.
Please clarify how you determined that a rights plan only “removes optionality for investors” and that all options have more than nominal value.  Please also characterize these statements as your belief.

The rights plan would prohibit current shareholders and potential investors considering a purchase of 20% or greater stakes in Cracker Barrel from acquiring such shares or investing in Cracker Barrel. Limiting the number of shares that shareholders can purchase, therefore, limits demand, which, in turn, can thus negatively impact market price. The restriction of potential acquirors of and investors in Cracker Barrel stock also limits the potential liquidity for Cracker Barrel’s shareholders. The Proxy Statement does not state that all options have more than nominal value, but simply notes that options do have value and that removing options, therefore, reduces shareholder value.

The Company’s Say On Pay Proposal, page 17

14.	Please provide support for your contention that the company changed its formula for calculating ROIC.

Cracker Barrel disclosed on page 28 of its revised preliminary proxy statement filed with the SEC on September 28, 2012 that “[t]he Company calculates ROIC as follows:

The average of fiscal 2011 and fiscal 2012 adjusted operating incomes + rents
The average for fiscal years 2010, 2011 and 2012 of
(Inventory+ Net Property Held for Sale – Trade Accounts Payable + Net PP&E + Capitalized leases)”

In fiscal 2011, however, Cracker Barrel calculated ROIC as “operating profit after tax divided by the sum of debt plus equity,” as disclosed on page 16 of its proxy statement filed with the SEC on November 8, 2011.

Other Participant Information, page 22

15.	Please provide the information required by Item 5(b)(1)(vii) of Schedule 14A, or advise.

Biglari refers the Staff to clause (v) of the last paragraph on page 23 of the Proxy Statement.

Form of Proxy

16.
Please conform the text of proposal 3 to the language appearing on the company’s form of proxy, or otherwise make clear what shareholders are being asked to vote on.  See Question 169.07 of our Compliance and Disclosure Interpretations relating to Exchange Act Rules.

Biglari has revised the form of proxy attached to the Proxy Statement to conform the text of proposal 3 to the language appearing on Cracker Barrel’s form of proxy.

*     *     *     *     *

October 1, 2012

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

Enclosures

ACKNOWLEDGMENT

In connection with responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) relating to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on September 20, 2012 with respect to the annual meeting of stockholders of Cracker Barrel Old Country Store, Inc., the undersigned acknowledge the following:

•	the undersigned are responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  October 1, 2012

BIGLARI HOLDINGS INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

BIGLARI CAPITAL CORP

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

THE LION FUND, L.P.

By: BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

STEAK N SHAKE OPERATIONS, INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
Sardar Biglari

/s/ Philip L. Cooley
Philip L. Cooley